Filed Pursuant to Rule 424(b)(2)

Registration No. 333-162613

353,563 Shares

Celldex Therapeutics, Inc.

Common Stock

This prospectus relates to an aggregate of up to 353,563 shares of our common stock that we may issue upon conversion of existing convertible notes of our wholly-owned subsidiary CuraGen Corporation.

On October 1, 2009, we consummated a merger transaction whereby a wholly-owned subsidiary of Celldex was merged with and into CuraGen and as a result, CuraGen became a wholly owned subsidiary of Celldex.

As of the date of this prospectus, CuraGen has outstanding $12,503,000 aggregate principal amount of 4% Convertible Subordinated Notes due 2011, which we refer to as the convertible notes.  The convertible notes are convertible by the holders of the notes into our common stock at any time prior to the close of business on the maturity date of the notes, unless previously redeemed or repurchased, at a conversion rate of 28.27823 shares per $1,000 principal amount of notes, which is equivalent to a conversion price of $35.36 per share of our common stock.  The convertible notes are subject to further adjustments in the future under their terms.

Our common stock is listed on the NASDAQ Global Market under the symbol “CLDX.”  On October 29, 2009, the last reported sale price of our common stock on the NASDAQ Global Market was $4.47.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 6 for information you should consider before you invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 30, 2009

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC.  You should read this prospectus together with the additional information described under the heading “Where You Can Find More Information.”

We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it.  This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which the prospectus relates, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus is correct on any date after the respective date of such information in this prospectus, even though this prospectus is delivered or securities are sold on a later date.

Unless otherwise indicated,

•                  “Celldex,” “we,” “our” and similar terms refer to Celldex Therapeutics, Inc. and its subsidiaries.

•                  “CuraGen” refers to our wholly-owned subsidiary CuraGen Corporation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents that are incorporated into this prospectus by reference may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts.  Such statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  You can typically identify forward-looking statements by the use of forward-looking words, such as “may, “ “will, “ “could, “ “project, “ “believe, “ “anticipate, “ “expect, “ “estimate, “ “continue, “ “potential, “ “plan, “ “forecast” and other similar words.  Those statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control, which could cause actual results to differ materially from the results expressed or implied by those forward-looking statements.  Important factors that might cause such a difference include, but are not limited to:

• the inability to further identify, develop and achieve commercial success for new products and technologies;

• the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials;

• the risk that clinical trials may not result in marketable products;

• the risk that our company may be unable to successfully secure regulatory approval of and market our drug candidates;

• the risks of the development of competing technologies;

• the risk that Celldex’s and CuraGen’s businesses will not be integrated successfully;

• the risks related to our ability to protect our proprietary technologies;

• the risks related to patent-infringement claims;

• the risks of new, changing and competitive technologies and regulations in the U.S. and internationally; and

• the risk factors disclosed under “Risk Factors” in this prospectus as well as other events and risk factors disclosed previously and from time to time in Celldex’s and CuraGen’s filings with the SEC, including Celldex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 18, 2009, Celldex’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the SEC on May 8, 2009, Celldex’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the SEC on August 8, 2009, CuraGen’s Annual Report on

Form 10-K for the year ended December 31, 2008, as amended by Amendment No. 1 to CuraGen’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC on April 30, 2009, and Amendment No. 2 to CuraGen’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC on June 19, 2009, CuraGen’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 7, 2009 and CuraGen’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the SEC on August 5, 2009, each of which are incorporated herein by reference.

Actual results may differ materially from those contained in the forward-looking statements in this prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  All forward-looking statements are qualified in their entirety by this cautionary statement.

SUMMARY

This summary highlights selected information about us and the offering of shares of our common stock.  This summary is not complete and does not contain all of the information that may be important to you.  You should read carefully this entire prospectus, including the “Risk Factors” section, and the other documents that we refer to and incorporate by reference herein for a more complete understanding of us and this offering.  In particular, we incorporate by reference important business and financial information into this prospectus.

CELLDEX

We are an integrated biopharmaceutical company that applies our comprehensive Precision Targeted Immunotherapy Platform to generate a pipeline of clinical-stage and pre-clinical candidates to treat cancer and other difficult-to-treat diseases.  Our immunotherapy platform includes a complementary portfolio of monoclonal antibodies, antibody-targeted vaccines and immunomodulators to create novel disease-specific drug candidates.

On March 27, 2008, a wholly-owned subsidiary of Celldex (formerly named AVANT Immunotherapeutics, Inc.) merged into Celldex Research Corporation (formerly named Celldex Therapeutics, Inc.), which was then a privately-held company. Through that merger, Celldex acquired a therapeutic cancer vaccine candidate, known as CDX-110, which is currently in Phase 2 development for the treatment of glioblastoma multiforme.

On October 1, 2009, a wholly-owned subsidiary of Celldex (which we refer to as the Merger Sub), merged with and into CuraGen, which we refer to as the Merger, in accordance with the Agreement and Plan of Merger, dated May 28, 2009, among CuraGen, Merger Sub and Celldex, which we refer to as the Merger Agreement.  As a result of the Merger, CuraGen became a wholly-owned subsidiary of Celldex.

Our wholly-owned subsidiary CuraGen is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of cancer. CuraGen takes a systematic approach to identifying and validating promising therapeutics and is focused on developing and advancing a potential oncology therapeutic drug candidate through clinical development. CuraGen is currently focusing the majority of its resources on its oncology therapeutic area. We believe CuraGen’s most significant pipeline product is CR011.

Current Programs and Partnerships

Our products are derived from a broad set of complementary technologies which have the ability to utilize the human immune system and enable the creation of preventative and therapeutic agents. We are using these technologies to develop vaccines and targeted immunotherapeutics that seek to prevent or treat cancer and disease caused by infectious organisms, and treatment vaccines that seek to modify undesirable activity by the body’s own proteins or cells. A number of our immunotherapeutic and vaccine product candidates are in various stages of clinical trials. We expect that a large percentage of our research and development expenses will be incurred in support of our current and future clinical trial programs.

Below is a table of our currently active programs:

Technology	Product	Indication/Field	Partner	Status

ONCOLOGY	CDX-110	Glioblastoma multiforme	Pfizer	Phase 2b
	CDX-1307	Colorectal, bladder, pancreas, ovarian and breast tumors	—	Phase 1
	CDX-1401	Multiple solid tumors	—	Phase 1
	CDX-1127	Immuno-modulation, multiple tumors	—	Preclinical
	CR011	Metastatic melanoma and breast cancer	—	Phase 1/2
	CR014	Renal and ovarian cancer	—	Preclinical

INFLAMMATORY DISEASE	CDX-1135	Transplantation	—	Phase 1/2
	(formerly TP10)	Renal disease	—	Preclinical
	CDX-1189	Renal disease	—	Preclinical

INFECTIOUS DISEASE	CholeraGarde®	Cholera	Vaccine Technologies	Phase 2b
	ETEC	Enterotoxigenic E coli infection	Vaccine Technologies	Phase 1
	Ty800	Typhoid fever	—	Phase 2
	CDX-2401	HIV	Rockefeller University	Preclinical

MARKETED PRODUCTS	Rotarix®	Rotavirus infection	GlaxoSmithKline	Marketed

On April 16, 2008, we and Pfizer Inc., or Pfizer, entered into a License and Development Agreement, or the Pfizer Agreement, under which Pfizer was granted an exclusive worldwide license to CDX-110 for the treatment of glioblastoma multiforme. The Pfizer Agreement also gives Pfizer exclusive rights to the use of EGFRvIII vaccines in other potential indications. Pfizer funds all development costs for these programs.

In January 2009, we entered into a license agreement with Vaccine Technologies, Inc., or VTI, under which we granted a worldwide exclusive license to VTI to develop and commercialize our CholeraGarde® and Enterotoxigenic E coli infection (“ETEC”) vaccine programs.

CDX-2401, a vaccine aimed at providing protection from infection with HIV, the virus known to cause AIDS, is in a Bill & Melinda Gates Foundation funded partnership with collaborators at Rockefeller University.

In 1997, we licensed our oral rotavirus strain to GlaxoSmithKline, or Glaxo.  Glaxo gained approval for its rotavirus vaccine, Rotarix®, in Mexico in July 2004, which represented the first in a series of worldwide approvals and commercial launches for the product leading up to the approval in Europe in 2006 and in the U.S. in 2008.

CORPORATE INFORMATION

Celldex common stock is listed on the NASDAQ Global Market. The principal executive offices of Celldex are located at 119 Fourth Avenue, Needham, Massachusetts 02494 and its telephone number is (781) 433-0771.

THE OFFERING

Issuer	Celldex Therapeutics, Inc.

Shares of Common Stock Offered	353,563 shares.

Shares of Common Stock Outstanding as of October 2, 2009 (approximate, after giving effect to the issuance of shares of Common Stock pursuant to the acquisition of CuraGen)	31,602,188 shares.

Trading Symbol for our Common Stock	Our common stock is listed on the NASDAQ Global Market under the symbol “CLDX.”

Use of Proceeds

We will not receive any proceeds from the exchange of convertible notes as all proceeds relating to the convertible notes were received by CuraGen at the time the convertible notes were originally issued.

Risk Factors

You should carefully consider the information set forth in the “Risk Factors” section of this prospectus as well as the other information included in or incorporated by reference in this prospectus before deciding whether to invest in our common stock.

RISK FACTORS

An investment in our common stock involves certain risks.  You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus before making an investment decision.  Our business, financial condition or results of operations could be materially adversely affected by any of these risks.  The market or trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment.  In addition, please read “Special Note About Forward-Looking Statements” in this prospectus where we describe additional uncertainties associated with our business and the forward looking statements included or incorporated by reference in this prospectus.  Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Related to Our Business

Our products and product candidates are subject to extensive regulatory scrutiny.

All of our products and product candidates are at various stages of development and commercialization and our activities, products and product candidates are significantly regulated by a number of governmental entities, including the Food and Drug Administration in the United States, which we refer to as the FDA, and by comparable authorities in other countries. These entities regulate, among other things, the manufacture, testing, safety, effectiveness, labeling, documentation, advertising and sale of our products and product candidates.  We or our partners must obtain regulatory approval for a product candidate in all of these areas before we can commercialize a product candidate.  Product development within this regulatory framework takes a number of years and involves the expenditure of substantial resources.  This process typically requires extensive pre-clinical and clinical testing, which may take longer or cost more than we anticipate, and may prove unsuccessful due to numerous factors.  Many product candidates that initially appear promising ultimately do not reach the market because they are found to be unsafe or ineffective when tested.  Companies in the pharmaceutical, biotechnology and vaccines industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials.  Our inability to commercialize a product or product candidate would impair our ability to earn future revenues.

If our products do not pass required tests for safety and effectiveness, we will not be able to derive commercial revenue from them.

In order to succeed, we will need to derive commercial revenue from the products we have under development.  The FDA has not approved our CDX-110 product candidate, CuraGen’s CR011 product or any of our lead products for sale to date.  Products in our vaccine programs are in various stages of pre-clinical and clinical testing.  Pre-clinical tests are performed at an early stage of a product’s development and provide information about a product’s safety and effectiveness on laboratory animals.  Pre-clinical tests can last years.  If a product passes its pre-clinical tests satisfactorily, and we determine that further development is warranted, we would file an investigational new drug application for the product with the FDA, and if the FDA gives its approval we would begin phase 1 clinical tests.  Phase 1 testing generally lasts between 6 and 24 months.  If phase 1 test results are satisfactory and the FDA gives its approval, we can begin phase 2 clinical tests.  Phase 2 testing generally lasts between 6 and 36 months.  If phase 2 test results are satisfactory and the FDA gives its approval, we can begin phase 3 pivotal studies. Phase 3 studies generally last between 12 and 48 months.  Once clinical testing is completed and a new drug application is filed with the FDA, it may take more than a year to receive FDA approval.

In all cases we must show that a pharmaceutical product is both safe and effective before the FDA, or drug approval agencies of other countries where we intend to sell the product, will approve it for sale.  Our research and testing programs must comply with drug approval requirements both in the United States and in other countries, since we are developing our lead products with companies, including Glaxo and Pfizer, which intend to or could later decide to commercialize them both in the U.S. and abroad.  A product may fail for safety or effectiveness at any stage of the testing process.  A major risk we face is the possibility that none of our products under development will come through the testing process to final approval for sale, with the result that we cannot derive any commercial revenue from them after investing significant amounts of capital in multiple stages of pre-clinical and clinical testing.

Product testing is critical to the success of our products but subject to delay or cancellation if we have difficulty enrolling patients.

As our portfolio of potential products moves from pre-clinical testing to clinical testing, and then through progressively larger and more complex clinical trials, we will need to enroll an increasing number of patients with the appropriate characteristics.  At times we have experienced difficulty enrolling patients and we may experience more difficulty as the scale of our clinical testing program increases. The factors that affect our ability to enroll patients are largely uncontrollable and include principally the following:

• the nature of the clinical test;

• the size of the patient population;

• patients’ willingness to receive a placebo or less effective treatment on the control arm of a clinical study;

• the distance between patients and clinical test sites; and

• the eligibility criteria for the trial.

If we cannot enroll patients as needed, our costs may increase or it could force us to delay or terminate testing for a product.

Any delay in obtaining regulatory approval would have an adverse impact on our ability to earn future revenues.

It is possible that none of the products or product candidates that we develop will obtain the regulatory approvals necessary for us to begin commercializing them.  The time required to obtain FDA and other approvals is unpredictable but often can take years following the commencement of clinical trials, depending upon the nature of the product candidate.  Any analysis we perform of data from clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenues from the particular product candidate.  Furthermore, if we, or our partners, do not reach the market with our products before our competitors offer products for the same or similar uses, or if we, or our partners, are not effective in marketing our products, our revenues from product sales, if any, will be reduced.

We face intense competition in our development activities.  We face competition from many companies in the United States and abroad, including a number of large pharmaceutical companies, firms specialized in the development and production of vaccines, adjuvants and vaccine and immunotherapeutic delivery systems and major universities and research institutions. These competitors include Anitgenics, Baxter, Crucell, Dendreon, Emergent, GlaxoSmithKline, Intercell, Sanofi-Aventis, Maxygen, Merck, NeoPharm, Novavax, Pfizer, Roche, Genitope, Northwest Biotherapeutics, Vical and Cell Genesys, Seattle Genetics, Immunogen and Genentech.  Most of our competitors have substantially greater resources, more extensive experience in conducting pre-clinical studies and clinical testing and obtaining regulatory approvals for their products, greater operating experience, greater research and development and marketing capabilities and greater production capabilities than those of Celldex. These companies might succeed in obtaining regulatory approval for competitive products more rapidly than we can for our products, especially if we experience any delay in obtaining required regulatory approvals.

Failure to comply with applicable regulatory requirements would adversely impact our operations.

Even after receiving regulatory approval, our products would be subject to extensive regulatory requirements, and our failure to comply with applicable regulatory requirements will adversely impact our operations. In the United States, the FDA requires that the manufacturing facility that produces a product meet specified standards, undergo an inspection and obtain an establishment license prior to commercial marketing.  Subsequent discovery of previously unknown problems with a product or its manufacturing process may result in restrictions on the product or the manufacturer, including withdrawal of the product from the market. Failure to comply with the applicable regulatory requirements can result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution.

We depend greatly on the intellectual capabilities and experience of our key executives and scientists and the loss of any of them could affect our ability to develop our products.

The loss of Anthony S. Marucci, our President and Chief Executive Officer, or other key members of our staff, including Avery W. Catlin, our Chief Financial Officer, Dr. Thomas Davis, our Chief Medical officer, or Dr. Tibor Keler, our Chief Scientific Officer, could harm us.  We entered into employment agreements with Messrs. Marucci, Catlin, Davis and Keler.  We also depend on our scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to us.  In addition, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific, managerial and marketing personnel, particularly as we expand our activities in clinical trials, the regulatory approval process and sales and manufacturing.  We routinely enter into consulting agreements with our scientific and clinical collaborators and advisors, opinion leaders and heads of academic departments in the ordinary course of our business.  We also enter into contractual agreements with physicians and institutions who recruit patients into our clinical trials on our behalf in the ordinary course of our business. Notwithstanding these arrangements, we face significant competition for this type of personnel from other companies, research and academic institutions, government entities and other organizations. We cannot predict our success in hiring or retaining the personnel we require for continued growth.

We rely on contract manufacturers.  Should the cost, delivery and quality of clinical and commercial grade materials supplied by contract manufacturers vary to our disadvantage, our business operations could suffer significant harm.

Although we have small-lot manufacturing capability at our Fall River facility, we have in the past relied on, and expect to continue to rely on sourcing from third-party manufacturers for suitable quantities of some of our clinical and commercial grade materials essential to pre-clinical and clinical studies currently underway and to planned clinical trials in addition to those currently being conducted by third parties or us. The inability to have suitable quality and quantities of these essential materials produced in a timely manner would result in significant delays in the clinical development and commercialization of products, which could adversely affect our business, financial condition and results of operations. We may rely on collaborators and contract manufacturers to manufacture proposed products in both clinical and commercial quantities in the future.  Our leading vaccine candidates require specialized manufacturing capabilities and processes.

We have faced difficulties in securing commitments from U.S. and foreign contract manufacturers as these manufacturers have at times been unwilling or unable to accommodate our needs. Relying on foreign manufacturers involves peculiar and increased risks, and on one occasion we had to terminate a contract with a foreign manufacturer and find a substitute source of material for planned clinical trials. These peculiar and increased risks include risks relating to the difficulties foreign manufacturers may face in complying with the FDA’s Good Manufacturing Practices, or GMP, as a result of language barriers, lack of familiarity with GMP or the FDA regulatory process or other causes, economic or political instability in or affecting the home countries of our foreign manufacturers, shipping delays, potential changes in foreign regulatory laws governing the sales of our product supplies, fluctuations in foreign currency exchange rates and the imposition or application of trade restrictions.

There can be no assurances that we will be able to enter into long-term arrangements with third party manufacturers on acceptable terms or at all.  Further, contract manufacturers must also be able to meet our timetable and requirements, and must operate in compliance with GMP; failure to do so could result in, among other things, the disruption of product supplies.  As noted above, non-U.S. contract manufacturers may face special challenges in complying with the FDA’s GMP requirements, and although we are not currently dependent on non-U.S. collaborators or contract manufacturers, we may choose or be required to rely on non-U.S. sources in the future as we seek to develop stable supplies of increasing quantities of materials for ongoing clinical trials of larger scale.  Our dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to develop and deliver products on a timely and competitive basis.

Prior to the establishment in 2008 of our own in-house antibody manufacturing capabilities at our Fall River facility, we had depended on third party suppliers and manufacturers, including Medarex, Biosyn Corporation, American Peptide Company, AmbioPharm, Inc., WRAIR, Lonza Biologics plc, Bioconcept, Inc., NeoMPS, Inc., Piramal Healthcare, Sigma Aldrich, Formatech and LAHI, to provide us with suitable quantities of materials necessary for clinical tests.  If these materials are not available in suitable quantities of appropriate quality, in a timely manner, and at a feasible cost, our clinical tests will face delays.

We rely on third parties to plan, conduct and monitor our clinical tests, and their failure to perform as required would interfere with our product development.

We have relied on third parties, including, among others, Omnicare, Inc., Accelovance, the International Center for Diarrhoeal Disease Research, Bangladesh, the International Vaccines Institute, Cincinnati Children’s Hospital Medical Center, The Cleveland Clinic, Radiant Research, Inc., Biobridges, LLC, Glaser Research Group, Pharmaceutical Research Associates, CE3, the NIH, Pfizer and Glaxo to conduct the significant majority of our clinical research development activities.  These activities can be characterized as clinical patient recruitment and observation, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management.  We conduct approximately 75% of our project management and 50% of our medical and safety monitoring in-house and rely on third parties for the remainder of our clinical development activities.  If any of these third parties fails to perform as we expect or if their work fails to meet regulatory standards, our testing could be delayed, cancelled or rendered ineffective.

We depend greatly on third party collaborators to license, develop and commercialize some of our products, and they may not meet our expectations.

We have agreements with other companies, including Glaxo, Pfizer, Biolipox and VTI for the licensing, development and ultimate commercialization of some of our products. Some of those agreements give substantial responsibility over the products to the collaborator.  Some collaborators may be unable or unwilling to devote sufficient resources to develop our products as their agreements require.  They often face business risks similar to ours, and this could interfere with their efforts. Also, collaborators may choose to devote their resources to products that compete with ours. If a collaborator does not successfully develop any one of our products, we will need to find another collaborator to do so. The success of our search for a new collaborator will depend on our legal right to do so at the time and whether the product remains commercially viable.

The success of our vaccine candidates depends in great part upon our and our collaborators’ success in promoting them as superior to other treatment alternatives.  We believe that vaccines like those under development by Celldex can be proven to offer disease prevention and treatment with notable advantages over drugs in terms of patient compliance and effectiveness.  However, there can be no assurance that we will be able to prove these advantages or that the advantages will be sufficient to support the successful commercialization of our vaccines.

We may face delays, difficulties or unanticipated costs in establishing sales, distribution and manufacturing capabilities for our commercially ready products.

To date, we have chosen to retain, rather than license, all rights to some of our lead products, such as our APC Targeting Technology programs.  If we proceed with this strategy, we will have full responsibility for commercialization of these products if and when they are approved for sale.  We currently lack the marketing, sales and distribution capabilities that we will need to carry out this strategy.  To market any of our products directly, we must develop a substantial marketing and sales force with technical expertise and a supporting distribution capability.  We have little expertise in this area, and we may not succeed.  We may find it necessary to enter into strategic partnerships on uncertain but potentially unfavorable terms to sell, market and distribute our products when they are approved for sale.

Some of our products are difficult to manufacture, especially in large quantities, and we have not yet developed commercial scale manufacturing processes for any of our products.  We do not currently plan to develop internal manufacturing capabilities to produce any of our products at commercial scale if they are approved for sale.  To the extent that we choose to market and distribute these products ourselves, this strategy will make us dependent on other companies to produce our products in adequate quantities, in compliance with regulatory requirements, and at a competitive cost.  We may not find third parties capable of meeting those manufacturing needs.

Certain factors could negatively affect the demand for and sales and profitability of Rotarix®, which would have a material adverse affect on our revenues.

Both the demand and ultimately the profitability of Rotarix® are components to our success.  We have licensed a rotavirus strain to Glaxo for the purposes of Glaxo developing and commercializing their Rotarix® vaccine worldwide.  Glaxo gained approval for Rotarix® in Mexico in July 2004, in the European Union in February 2006 and in the United States in April 2008.  In May 2005, Celldex entered into an agreement whereby an affiliate of Paul Royalty Fund, or PRF, purchased an interest in the net royalties we will receive on worldwide sales of Rotarix® (see Note 8 of our audited consolidated financial statements contained in our Report on Form 10-Q for the quarter ended June 30, 2009 and incorporated in this prospectus by reference) and we retained 50% of Glaxo milestone payments, with the balance payable to PRF and Cincinnati Children’s Hospital Medical Center, or CCH.  In addition, Celldex retains substantial upside participation in the worldwide net royalty stream from Rotarix® if worldwide net royalties once PRF receives an agreed upon return on capital invested (2.45 times PRF’s aggregate cash payments to Celldex of $60 million).  The following are potential factors, among others, that may negatively affect the demand for Rotarix®:

• Competitors in the pharmaceuticals, biotechnology and vaccines market have greater financial and management resources, and significantly more experience in bringing products to market, and may develop, manufacture and market products that are more effective or less expensive than Rotarix®;

• Rotarix® could be replaced by a novel product and may become obsolete;

• Glaxo may be unable to prevent third parties from infringing upon their proprietary rights related to Rotarix®;

• Users may not accept such a recently approved product without years of proven history; and

• We are dependent on Glaxo for the manufacturing, testing, acquisition of regulatory approvals, marketing, distribution and commercialization of Rotarix®.

Any of these factors could have a material adverse effect on the sales of Rotarix® and our results of operations.

Other factors could affect the demand for and sales and profitability of Rotarix® and any other of our current or future products.

In general, other factors that could affect the demand for and sales and profitability of our products include, but are not limited to:

• The timing of regulatory approval, if any, of competitive products;

• Our, Glaxo’s, Pfizer’s or any other of our partners’ pricing decisions, as applicable, including a decision to increase or decrease the price of a product, and the pricing decisions of our competitors;

• Government and third-party payer reimbursement and coverage decisions that affect the utilization of our products and competing products;

• Negative safety or efficacy data from new clinical studies conducted either in the U.S. or internationally by any party could cause the sales of our products to decrease or a product to be recalled;

• The degree of patent protection afforded our products by patents granted to or licensed by us and by the outcome of litigation involving our or any of our licensor’s patents;

• The outcome of litigation involving patents of other companies concerning our products or processes related to production and formulation of those products or uses of those products;

• The increasing use and development of alternate therapies;

• The rate of market penetration by competing products; and

• The termination of, or change in, existing arrangements with our partners.

Any of these factors could have a material adverse effect on Glaxo’s sales of Rotarix® and on any other of our current or future products and results of operations.

We may be unable to manage multiple late stage clinical trials for a variety of product candidates simultaneously.

As our current clinical trials progress, we may need to manage multiple late stage clinical trials simultaneously in order to continue developing all of our current products.  The management of late stage clinical trials is more complex and time consuming than early stage trials.  Typically early stage trials involve several hundred patients in no more than 10-30 clinical sites.  Late stage (Phase 3) trials may involve up to several thousand patients in up to several hundred clinical sites and may require facilities in several countries.  Therefore, the project management required to supervise and control such an extensive program is substantially larger than early stage programs.  As the need for these resources is not known until some months before the trials begin it is necessary to recruit large numbers of experienced and talented individuals very quickly.  If the labor market does not allow this team to be recruited quickly the sponsor is faced with a decision to delay the program or to initiate it with inadequate management resources.  This may result in recruitment of inappropriate patients, inadequate monitoring of clinical investigators and inappropriate handling of data or data analysis.  Consequently it is possible that conclusions of efficacy or safety may not be acceptable to permit filing of a Biologic License Application (“BLA”) or New Drug Application (“NDA”) for any one of the above reasons or a combination of several.

We face the risk of product liability claims, which could exceed our insurance coverage, and produce recalls, each of which could deplete our cash resources.

As a participant in the pharmaceutical, biotechnology and vaccines industries, we are exposed to the risk of product liability claims alleging that use of our products or product candidates caused an injury or harm.  These claims can arise at any point in the development, testing, manufacture, marketing or sale of our products or product candidates and may be made directly by patients involved in clinical trials of our products, by consumers or healthcare providers or by individuals, organizations or companies selling our products.  Product liability claims can be expensive to defend, even if the product or product candidate did not actually cause the alleged injury or harm.

Insurance covering product liability claims becomes increasingly expensive as a product candidate moves through the development pipeline to commercialization.  We have clinical trial liability insurance coverage in the amount of $25 million.  However, there can be no assurance that such insurance coverage is or will continue to be adequate or available to us at a cost acceptable to us or at all.  We may choose or find it necessary under our collaborative agreements to increase our insurance coverage in the future.  We may not be able to secure greater or broader product liability insurance coverage on acceptable terms or at reasonable costs when needed.  Any liability for damages resulting from a product liability claim could exceed the amount of our coverage, require us to pay a substantial monetary award from our own cash resources and have a material adverse effect on our business, financial condition and results of operations.  Moreover, a product recall, if required, could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of other products and product candidates.

In addition, some of our licensing and other agreements with third parties require or might require us to maintain product liability insurance.  If we cannot maintain acceptable amounts of coverage on commercially reasonable terms in accordance with the terms set forth in these agreements, the corresponding agreements would be subject to termination, which could have a material adverse impact on our operations.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them.

Because we rely on third parties to develop our products, we must share trade secrets with them.  We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information.  These agreements will typically restrict the ability of our collaborators, advisors, employees and consultants to publish data potentially relating to our trade secrets.  Our academic collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the collaboration.  In other cases, publication rights are typically controlled exclusively by us, although in some cases we may share these rights with other parties.  We also conduct joint research and development programs which may require us to share trade secrets under the terms of research and development partnership or similar agreements.  Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets in cases where we do not have proprietary or otherwise protected rights at the time of publication.  A competitor’s discovery of our trade secrets would impair our competitive position.

We may not be able to successfully integrate newly-acquired technology with our existing technology or to modify our technologies to create new vaccines.

As part of our acquisition of technology assets from entities such as 3M Company, we have acquired access to Resiquimod™ (a TLR 7/8 agonists) which may improve the immunogenicity of our vaccines.  If we are able to integrate these licensed assets with our vaccine technologies, we believe these assets will give Celldex’s vaccines a competitive advantage.  However, if we are unable to successfully integrate licensed assets, or other technologies which we have acquired or may acquire in the future, with our existing technologies and potential products currently under development, we may be unable to realize any benefit from our acquisition of these assets, or other technologies which we have acquired or may acquire in the future and may face the loss of our investment of financial resources and time in the integration process.

We believe that Celldex’s vaccine technology portfolio may offer opportunities to develop vaccines that treat a variety of oncology, inflammatory and infectious diseases by stimulating a patient’s immune system against those disease organisms.  If our vaccine technology portfolio cannot be used to create effective vaccines against a variety of disease organisms, we may lose all or portions of our investment in development efforts for new vaccine candidates.

We license technology from other companies to develop products, and those companies could influence research and development or restrict our use of it.

Companies that license technologies to us that we use in our research and development programs may require us to achieve milestones or devote minimum amounts of resources to develop products using those technologies.  They may also require us to make significant royalty and milestone payments, including a percentage of any sublicensing income, as well as payments to reimburse them for patent costs.   The number and variety of our research and development programs require us to establish priorities and to allocate available resources among competing programs. From time to time we may choose to slow down or cease our efforts on particular products.  If in doing so we fail to fully perform our obligations under a license, the licensor can terminate the licenses or permit our competitors to use the technology.  Moreover, we may lose our right to market and sell any products based on the licensed technology.

We have many competitors in our field and they may develop technologies that make ours obsolete.

Biotechnology, pharmaceuticals and therapeutics are rapidly evolving fields in which scientific and technological developments are expected to continue at a rapid pace. We have many competitors in the U.S. and abroad, including Anitgenics, Baxter, Crucell, Dendreon, Emergent, GlaxoSmithKline, Intercell, Sanofi-Aventis, Maxygen, Merck, NeoPharm, Novavax, Pfizer, Roche, Genitope, Northwest Biotherapeutics, Vical and Cell Genesys, Seattle Genetics, Immunogen and Genentech.  Our success depends upon our ability to develop and maintain a competitive position in the product categories and technologies on which we focus.  Many of our competitors have greater capabilities, experience and financial resources than we do. Competition is intense and is expected to increase as new products enter the market and new technologies become available. Our competitors may:

• develop technologies and products that are more effective than ours, making ours obsolete or otherwise noncompetitive;

• obtain regulatory approval for products more rapidly or effectively than us; and

• obtain patent protection or other intellectual property rights that would block our ability to develop competitive products.

We rely on patents, patent applications and other intellectual property protections to protect our technology and trade secrets; which are expensive and may not provide sufficient protection.

Our success depends in part on our ability to obtain and maintain patent protection for technologies that we use.  Biotechnology patents involve complex legal, scientific and factual questions and are highly uncertain.  To date, there is no consistent policy regarding the breadth of claims allowed in biotechnology patents, particularly in regard to patents for technologies for human uses like those we use in our business.  We cannot predict whether the patents we seek will issue.  If they do issue, a competitor may challenge them and limit their scope.  Moreover, our patents may not afford effective protection against competitors with similar technology.  A successful challenge to any one of our patents could result in a third party’s ability to use the technology covered by the patent.  We also face the risk that others will infringe, avoid or circumvent our patents.  Technology that we license from others is subject to similar risks and this could harm our ability to use that technology.  If we, or a company that licenses technology to us, were not the first creator of an invention that we use, our use of the underlying product or technology will face restrictions, including elimination.

If we must defend against suits brought against us or prosecute suits against others involving intellectual property rights, we will incur substantial costs.  In addition to any potential liability for significant monetary damages, a decision against us may require us to obtain licenses to patents or other intellectual property rights of others on potentially unfavorable terms.  If those licenses from third parties are necessary but we cannot acquire them, we would attempt to design around the relevant technology, which would cause higher development costs and delays, and may ultimately prove impracticable.

Our business requires us to use hazardous materials, which increases our exposure to dangerous and costly accidents.

Our research and development activities involve the use of hazardous chemicals, biological materials and radioactive compounds. Although we believe that our safety procedures for handling and disposing of hazardous materials comply with the standards prescribed by applicable laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials.  In the event of an accident, an injured party will likely sue us for any resulting damages with potentially significant liability.  The ongoing cost of complying with environmental laws and regulations is significant and may increase in the future.

Health care reform and restrictions on reimbursement may limit our returns on potential products.

Because our strategy ultimately depends on the commercial success of our products, we assume, among other things, that end users of our products will be able to pay for them.  In the United States and other countries, in most cases, the volume of sales of products like those we are developing depends on the availability of reimbursement from third-party payors, including national health care agencies, private health insurance plans and health maintenance organizations.  Third-party payors increasingly challenge the prices charged for medical products and services.  Accordingly, if we succeed in bringing products to market, and reimbursement is not available or is insufficient, we could be prevented from successfully commercializing our potential products.

The health care industry in the United States and in Europe is undergoing fundamental changes as a result of political, economic and regulatory influences.  Reforms proposed from time to time include mandated basic health care benefits, controls on health care spending, the establishment of governmental controls over the cost of therapies, creation of large medical services and products purchasing groups and fundamental changes to the health care delivery system.  We anticipate ongoing review and assessment of health care delivery systems and methods of payment in the United States and other countries.  We cannot predict whether any particular reform initiatives will result or, if adopted, what their impact on us will be.  However, we expect that adoption of any reform proposed will impair our ability to market products at acceptable prices.

If physicians, patients and third-party payors do not accept any future drugs that we may develop, we may be unable to generate significant revenue, if any.

Even if our drug candidates as well as any drug candidates that we may develop or acquire in the future obtain regulatory approval, they may not gain market acceptance among physicians, patients and health care payers. Physicians may elect not to recommend these drugs for a variety of reasons including:

•                  timing of market introduction of competitive drugs;

•                  lower demonstrated clinical safety and efficacy compared to other drugs;

•                  lack of cost-effectiveness;

•                  lack of availability of reimbursement from third-party payors;

•                  convenience and ease of administration;

•                  prevalence and severity of adverse side effects;

•                  other potential advantages of alternative treatment methods; and

•                  ineffective marketing and distribution support.

If our approved drugs fail to achieve market acceptance, we would not be able to generate sufficient revenue from product sales to maintain or grow our business.

If we are not successful in integrating CuraGen’s organization, we may not be able to operate efficiently after the merger, which may harm the value of our common stock.

Achieving the benefits of the merger with CuraGen will depend in part on the successful integration of CuraGen’s operations and personnel in a timely and efficient manner.  The integration process requires coordination of different development, regulatory, manufacturing and commercial teams, and involves the integration of systems, applications, policies, procedures, business processes and operations.  This may be difficult and unpredictable because of possible cultural conflicts and different opinions on scientific and regulatory matters.  If we cannot successfully integrate CuraGen’s operations and personnel, we may not realize the expected benefits of the merger.

Integrating CuraGen’s organization may divert management’s attention away from our operations.

The successful integration of CuraGen’s operations, products and personnel may place a significant burden on our management and internal resources, including time that will be spent on winding down CuraGen’s facility in Connecticut and transitioning certain CuraGen employees to a Celldex facility.  The diversion of management’s attention and any difficulties encountered in the transition and integration process could result in delays in our company’s clinical trial programs and could otherwise harm our business, financial condition and operating results.

We expect to incur significant costs integrating Celldex and CuraGen into a single business.

We expect to incur significant costs integrating CuraGen’s operations, products and personnel.  These costs may include costs for:

• employee redeployment or relocation;

• conversion of information systems;

• combining development, regulatory, manufacturing and commercial teams and processes;

• reorganization of facilities; and

• relocation or disposition of excess equipment.

If one or more of our products cannot be shown to be safe and effective in clinical trials, is not approvable or not commercially successful, then the benefits of the Merger with CuraGen may not be realized.

We have four products in clinical development and two products scheduled to enter clinical testing in 2010.  All of these products must be rigorously tested in clinical trials, and shown to be safe and effective before the U.S. Food and Drug Administration, or its foreign counterparts, will consider them for approval.  Failure to demonstrate that one or more of the products is safe and effective, or significant delays in demonstrating safety and efficacy, could diminish the benefits of the merger. All of these products must be approved by a government authority such as the FDA before they can be commercialized.  Failure of one or more of the products to obtain such approval, or significant delays in obtaining such approval, could diminish the benefits of the Merger with CuraGen.  Once approved for sale, the products must be successfully commercialized.  Failure to commercialize successfully one or more of the products could diminish the benefits of our Merger with CuraGen.

Risks Related to Celldex Common Stock

Our history of losses and uncertainty of future profitability make its common stock a highly speculative investment.

We have had no commercial revenues to date from sales of our human therapeutic or vaccine products and cannot predict when it will.  Celldex has accumulated net losses of approximately $137.6 million as of June 30, 2009.   We expect to spend substantial funds to continue research and product testing of the following products it has in the pre-clinical and clinical testing stages of development:

Product	Use	Stage
CDX-110 (licensed to Pfizer)	Glioblastoma multiforme	Clinical phase 2
CDX-1307	Colorectal, bladder, pancreas, ovarian and breast tumors	Clinical phase 1
CDX-1401	Multiple solid tumors	Phase 1
CDX-1127	Immuno-modulation, multiple tumors	Pre-clinical
CDX-1135 (formerly TP10)	Transplantation Renal disease	Clinical phase 1/2 Pre-clinical
CDX-1189	Renal disease	Pre-clinical
Ty800 vaccine	Typhoid fever	Clinical phase 2
CDX-2401	HIV infection	Pre-clinical
CR011	Melanoma and Breast Cancer	Clinical phase 2
CR014	Renal and Ovarian Cancer	Pre-clinical

In anticipation of FDA approval of these products, we will need to make substantial investments to establish sales, marketing, quality control, and regulatory compliance capabilities.  These investments will increase if and when any of these products receive FDA approval.  We cannot predict how quickly its lead products will progress through the regulatory approval process.  As a result, we may continue to lose money for several years.

We cannot be certain that our company will achieve or sustain profitability in the future.  Failure to achieve profitability could diminish our ability to sustain operations, pay dividends on our common stock, obtain additional required funds and make required payments on our present or future indebtedness.

Celldex’s share price has been and could remain volatile.

The market price of Celldex’s common stock has historically experienced and may continue to experience significant volatility. From June 2008 through September 2009, the market price of Celldex’s common stock has fluctuated from a high of $19.79 per share in the second quarter of 2008, to a low of $4.24 per share in the fourth quarter of 2008.  Our progress in developing and commercializing our products, the impact of government regulations on our products and industry, the potential sale of a large volume of our common stock by selling stockholders, our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us or our competitors could cause the market price of our common stock to fluctuate substantially.  In addition, in recent years, the stock market has experienced significant price and volume fluctuations.  This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock.  In addition, we could be subject to a securities class action litigation as a result of volatility in the price of our stock, which could result in substantial costs and diversion of management’s attention and our resources, which could harm our stock price, business prospects, results of operations and financial condition.

If our principal stockholders sell shares of common stock in large volumes, the trading price of our common stock could suffer.

If our principal stockholders sell a substantial number of shares of common stock, especially if those sales are made during a short period of time, those sales could adversely affect the market price of Celldex’s common stock and could impair our ability to raise capital.  As of October 2, 2009, Medarex, Inc. owned approximately 9.4% of Celldex’s outstanding common stock, Apax WW Nominees Ltd. owned approximately 4.4%, and Pfizer Vaccines owned approximately 2.5%.  Our officers and directors, and their affiliates, beneficially owned approximately 3.9% of our common stock as of October 2, 2009.  None of our principal stockholders is subject to a “lock-up” agreement pursuant to which it has agreed not to sell shares of common stock.

Celldex’s principal stockholders, officers and directors own a large percentage of Celldex’s voting stock and could exert significant influence over matters requiring stockholder approval.

As of October 2, 2009, Medarex, Inc., Apax WW Nominees Ltd., Pfizer Vaccines and our officers and directors, together beneficially owned approximately 19.5% of Celldex’s common stock.  Accordingly, these stockholders are able to exert significant influence over matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combinations.  This concentration could have the effect of delaying or preventing a change in control of the company.

USE OF PROCEEDS

We will not receive any proceeds from the exchange of the convertible notes as all proceeds relating to such notes were received by CuraGen at the time the convertible notes were originally issued.

DIVIDEND POLICY

We have never paid cash dividends on our common stock and have no intention to do so in the foreseeable future.   Any future determination to pay cash dividends will be at the discretion of our board of directors, subject to applicable limitations under Delaware law, and will be dependent on our results of operations, financial condition and other factors deemed relevant by our board of directors.

DESCRIPTION OF COMMON STOCK

As of October 2, 2009 we are authorized to issue up to 297,000,000 shares of common stock, $.001 par value per share. As of October 2, 2009, approximately 31,602,188 shares of common stock were outstanding (after giving effect to the issuance of shares of common stock pursuant to our acquisition of CuraGen).

Dividends

The Board of Directors may, out of funds legally available, at any regular or special meeting, declare dividends to the holders of shares of our common stock as and when they deem expedient, subject to the rights of holders of the preferred stock, if any.

Voting

Each share of common stock entitles the holders to one vote per share on all matters requiring a vote of the stockholders, including the election of directors. No holders of shares of common stock shall have the right to vote such shares cumulatively in any election for the board of directors.

Rights Upon Liquidation

In the event of our voluntary or involuntary liquidation, dissolution, or winding up, the holders of our common stock will be entitled to share equally in our assets available for distribution after payment in full of all debts and after the holders of preferred stock, if any, have received their liquidation preferences in full.

Miscellaneous

No holders of shares of our common stock shall have any preemptive rights to subscribe for, purchase or receive any shares of any class, whether now or hereafter authorized, or any options or warrants to purchase any such shares, or any securities convertible into or exchanged for any such shares, which may at any time be issued, sold or offered for sale by Celldex.

DESCRIPTION OF RIGHTS PLAN

We are a party to a shareholder rights agreement (referred to in this prospectus as the rights agreement), pursuant to which a dividend of one Preferred Stock Purchase Right (referred to in this prospectus as a right) for each share of common stock of Celldex was declared for each outstanding share of common stock of Celldex on November 11, 2004.  Each share of common stock of Celldex issued after such date is also issued with a right.  Each right entitles the registered holder to purchase from Celldex a unit consisting of one one-ten thousandth of a share of Celldex Series C-1 Junior Participating Cumulative Preferred Stock, at a cash exercise price of $35 per unit, subject to adjustment as specified in the rights agreement.  We describe the rights more completely in the rights agreement itself, which is contained in Exhibit 4.1 to our Registration Statement on Form 8-A filed on November 8, 2004.  The summary of the provisions of the rights agreement is qualified in its entirety by reference to that agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following are certain U.S. federal income tax consequences of the conversion of convertible notes into common stock and of the ownership and disposition of the common stock into which the convertible  notes may be converted under certain circumstances.  This discussion applies only to notes:

•                  purchased by initial holders who purchased notes at the “issue price,” which was the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes were sold for money; and

•                  held as capital assets.

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of his particular circumstances or to holders subject to special rules, such as:

•                  certain financial institutions;

•                  insurance companies;

•                  dealers in securities or foreign currencies;

•                  persons holding notes as part of a hedge, straddle, conversion, synthetic security or constructive sale transaction;

•                  U.S. Holders (as defined below) whose functional currency is not the U.S. Dollar;

•                  Partnerships or other entities classified as partnerships for U.S. federal income tax purposes; and

•                  Persons subject to the alternative minimum tax.

This summary is based on the Internal Revenue Code of 1986, as amended, or (the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein.  This summary does not discuss the possible consequences of non-income taxes (such as estate tax) or of any state, local, foreign, or other income tax laws.

HOLDERS OF CONVERTIBLE NOTES ARE URGED TO CONSULT THEIR TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS.

U.S. Federal Income Tax Consequences to U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of a convertible note or common stock that is, for U.S. federal income tax purposes:

•                  a citizen or resident of the United States;

•                  a corporation, or other entity a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

•                  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•                  a trust that is subject to the primary supervision of a court within the United States and all substantial decisions of which are controlled by one or more United States persons, as defined in Section 7701(a)(30) of the Code, or any other trust that has properly elected under applicable Treasury Regulations to be treated as a United States person.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

If a partnership, including an entity that is treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of the convertible notes, the treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership.

Conversion of Convertible Notes Into Common Stock

A U.S. Holder’s conversion of a convertible note into common stock will likely be a taxable event.  A U.S. Holder generally will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the common stock received upon conversion of the convertible note (except for common stock attributable to accrued and unpaid interest) and any cash received in lieu of a fractional share of common stock, and (ii) such U.S. Holder’s adjusted tax basis in the convertible note.  The fair market value of common stock attributable to accrued and unpaid interest is treated as interest.  Gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period is more than one year at the time of conversion. Certain U.S. Holders (including individuals) can qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains.

A U.S. Holder’s tax basis in the common stock received upon a conversion of a convertible note will be equal to the fair market value of the common stock on the date of receipt. The U.S. Holder’s holding period for the common stock would begin on the day after the date of receipt.

Dividends on Common Stock

Generally, a distribution by us with respect to our common stock will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common stock, and thereafter as gain from the sale or exchange of such common stock. Certain U.S. Holders (including individuals) may qualify for preferential rates of U.S. federal income taxation in respect of dividend income. U.S. Holders that are corporations may be eligible for a dividend-received deduction in respect of a dividend distribution by us.

Sale or Other Taxable Dispositions of Common Stock

Upon the sale or other taxable disposition of our common stock, a U.S. Holder generally will recognize gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange, and (ii) such U.S. Holder’s adjusted tax basis in the common stock. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period is more than one year at the time of sale or disposition. Certain U.S. Holders (including individuals) can qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with payments on the convertible notes or common stock and the proceeds from a sale or other disposition of the convertible notes or common stock. A U.S. Holder will be subject to U.S. backup withholding tax on these payments if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and to comply with certain certification procedures or otherwise to establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

As used herein, the term “Non-U.S. Holder” means a beneficial owner of a convertible note or common stock that is, for U.S. federal income tax purposes:

•                  an individual who is classified as a nonresident alien for U.S. federal income tax purposes;

•                  a foreign corporation; or

•                  a foreign estate or trust.

“Non-U.S. Holder” does not include an individual who is present in the United States for 183 days or more during a calendar year but is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of the convertible notes or common stock.

Conversion into Common Stock

A Non-U.S. Holder’s conversion of a convertible note into common stock will likely be a taxable event.  A Non-U.S. Holder generally will realize gain or loss equal to the difference between (i) the sum of the fair market value of the common stock received upon conversion of the convertible note (except for common stock attributable to accrued and unpaid interest) and any cash received in lieu of a fractional share of common stock, and (ii) such Non-U.S. Holder’s adjusted tax basis in the convertible note.  A Non-U.S. Holder generally will not be subject to U.S. federal income tax (or any withholding thereof) on gain realized on conversion of convertible notes, unless the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States.

Dividends

Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide an IRS Form W-8BEN certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a Non-U.S. Holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. Holder. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Sale, Exchange or Other Disposition of Shares of Common Stock

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax (or any withholding thereof) on gain realized on a sale or other disposition of common stock, unless:

•                  the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States; or

•                  Celldex is or has been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, and either (1) the common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs; or (2) the Non-U.S. Holder held more than five percent of Celldex’s outstanding common stock at some point during the five-year period described above.

Celldex does not believe that it is, and does not anticipate becoming, a U.S. real property holding corporation

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with payments on the convertible notes and dividends on the common stock. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of the convertible notes and common stock and the Non-U.S. Holder may be subject to U.S. backup withholding tax on payments on the convertible notes or on dividends or the proceeds from a sale or other disposition of the convertible notes or common stock. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

The shares of common stock offered by this prospectus are issuable upon conversion of the convertible notes.

CuraGen issued the convertible notes under an indenture (which we refer to as the Original Indenture), dated as of February 17, 2004, between CuraGen and The Bank of New York Mellon, as trustee.  In connection with the consummation of the merger, on October 1, 2009, Celldex, CuraGen  and The Bank of New York Mellon (formerly the Bank of New York) (which we refer to as the Trustee) entered into a Supplemental Indenture (which we refer to as the Supplemental Indenture) to the original indenture.  The Supplemental Indenture modifies the Original Indenture by providing that (i) the convertible notes shall be convertible into the number of shares of Celldex common stock the holders thereof would have been entitled to receive had such convertible notes been converted into CuraGen common stock immediately prior to the merger  and (ii) adjustments to the conversion rate of the conversion notes shall be made in the same manner as the Original Indenture prior to the execution of the Supplemental Indenture.  In addition, the Supplemental Indenture also adds or substitutes Celldex in certain provisions of, and modifies certain definitions and section references in, the Original Indenture to give effect to the modifications described above.

Under the terms of Original Indenture, as modified by the Supplemental Indenture, the holder of a convertible note has the right to convert that note into Celldex common stock before maturity thereof, assuming the conditions for conversion set forth in the applicable agreement have been satisfied at the time of conversion.

As described elsewhere in this prospectus, CuraGen became our direct, wholly-owned subsidiary as a result of the Merger.  In connection with the Merger, the convertible notes became exchangeable into shares of our common stock instead of shares of CuraGen common stock, with appropriate adjustments to the conversion ratio to reflect the consideration for the Merger.

At the closing of the Merger, the convertible notes became exchangeable into our common stock at a rate of 28.27823 shares per $1,000 principal amount of notes.

The exchange ratio of the convertible notes is subject to further adjustment upon the occurrence of stock splits, subdivisions of stock, dividends or distributions and various other events affecting our common stock.

Our outstanding common stock is listed for trading on the NASDAQ Global Market under the symbol “CLDX.”

EXPERTS

The financial statements of Celldex Therapeutics, Inc. as of December 31, 2008 and for the year ended December 31, 2008 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 incorporated in this prospectus by reference to the Annual Report on Form 10-K of Celldex Therapeutics, Inc. for the year ended December 31, 2008 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Celldex Research Corporation (formerly Celldex Therapeutics, Inc.) as of December 31, 2006 and 2007 and for each of the two years in the period ended December 31, 2007 incorporated by reference in this prospectus have been so included in reliance on the report of Ernst and Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of CuraGen Corporation, incorporated in this prospectus by reference from 1) CuraGen Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008, as amended by Amendments No. 1 and 2 to CuraGen’s Annual Report on Form 10-K for the year ended December 31, 2008 and 2) the Current Report on Form 8-K/A of Celldex Therapeutics, Inc. dated October 21, 2009, and the effectiveness of CuraGen Corporation’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the securities offered pursuant to this prospectus will be passed upon for us by Lowenstein Sandler PC, Roseland, NJ.

INCORPORATION BY REFERENCE

The SEC allows us to ‘‘incorporate by reference’’ information into this prospectus.  This means that we can disclose important information to you by referring you to another document filed separately with the SEC.  The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included directly in this prospectus or in later filed documents incorporated by reference in this prospectus.

This prospectus incorporates by reference the documents listed below, which were previously filed with the SEC.  They contain important business and financial information about the companies.  The information we file later with the SEC will automatically update and supersede the information included in and incorporated by reference in this prospectus.

We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

•                  Our Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009.

•                  Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, filed on May 8, 2009 and the quarterly period ended June 30, 2009, filed on August 8, 2009.

•                  Our Current Reports on Form 8-K filed with the Commission on May 5, 2009, May 29, 2009, June 6, 2009, September 4, 2009 and October 2, 2009 and on Form 8-K/A filed with the Commission on October 21, 2009  (in each case except to the extent furnished but not filed).

•                  The description of our Common Stock contained in its Registration Statement on Form 8-A, filed with the Commission on September 22, 1986 under Section 12 of the Securities Exchange Act of 1934, as amended, and any amendments or reports filed for the purpose of updating such description.

•                  The description of the rights to purchase our Series C-1 Junior Participating Cumulative Preferred Stock contained in our registration statement on Form S-4, filed with the SEC on December 21, 2007, our registration statement on Form 8-A filed with the SEC on November 8, 2004, Celldex’s registration statement on Form 8-A/A filed with the SEC on October 22, 2007, Celldex’s registration statement on Form 8-A/A filed with the SEC on March 7, 2008, and any amendment or report filed with the SEC for the purposes of updating such descriptions.

In addition, we incorporate by reference the documents listed below and any future filings made by CuraGen with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•                  CuraGen’s Annual Report on Form 10-K for the year Fiscal year ended December 31, 2008, filed on March 10, 2009 as amended by Amendment No. 1 to CuraGen’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2008 filed on April 30, 2009 and Amendment No. 2 to CuraGen’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed on June 19, 2009.

•                  CuraGen’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, filed on May 7, 2009 and Period Ended June 30, 2009, filed August 5, 2009.

•                  CuraGen’s Current Reports on Form 8-K filed with the Commission on March 27, 2009, May 29, 2009, June 3, 2009, June 18, 2009,  July 31, 2009, September 25, 2009 and October 2, 2009 and on Form 8-K/A filed with the Commission on October 21, 2009 (in each case except to the extent furnished but not filed).

We will furnish without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any documents incorporated by reference other than exhibits to those documents.  Requests should be addressed to: 119 Fourth Avenue, Needham, Massachusetts 02494, Attention: Corporate Secretary (telephone number (781) 433-0771).

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

WHERE YOU CAN FIND MORE INFORMATION

Celldex and CuraGen have filed reports, proxy statements and other information with the SEC.  Copies of the documents incorporated by reference into this prospectus along with other reports, proxy statements and other information regarding Celldex and CuraGen may be read and copied at the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains an Internet website at http://www.sec.gov that contains reports, proxy statements and other information regarding Celldex and CuraGen (including all of the documents incorporated by reference into prospectus) and allows you to review and print these materials.

CELLDEX THERAPEUTICS, INC.

PROSPECTUS

October 30, 2009